SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.    )*

                         STEAKHOUSE PARTNERS, INC.
                             (NAME OF ISSUER)

                       COMMON STOCK, $0.01 PAR VALUE
                      (TITLE OF CLASS OF SECURITIES)

                                 857875108
                              (CUSIP NUMBER)



                            WILLIAM B. MASTERS
                         JONES, WALKER, WAECHTER,
                  POITEVENT, CARRE`RE & DENE`GRE, L.L.P.
                     201 ST. CHARLES AVENUE, FLOOR 51
                           NEW ORLEANS, LA 70170
                              (504) 582-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                            AND COMMUNICATIONS)

                               JUNE 9, 2000
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[].

NOTE:  Schedules filed in paper format shall include a signed original  and
five  copies  of  the  schedule,  including  all  exhibits.    See  Section
240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857875108

   1) Names of Reporting Persons Talisman Capital Opportunity Fund Ltd. I.R.S. Identification Nos. of Above Persons (entities only)

   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a).........................................................  _____
        (b).........................................................  _____

   3)   SEC Use Only................................................

   4)   Source of Funds (See Instructions)..........................    OO

   5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e).......................................  _____

   6)   Citizenship or Place of Organization            British Virgin Islands

    Number of
  Shares Bene-     (7)  Sole Voting Power.........................     0
    ficially
    Owned by
 Each Reporting    (8)  Shared Voting Power....................... 1,269,169(1)
     Person
      With
                   (9)  Sole Dispositive Power....................     0


                  (10)  Shared Dispositive Power.................. 1,269,169(1)

  11)   Aggregate Amount Beneficially Owned by Each
        Reporting Person.......................................... 1,269,169(1)

  12)   Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)................    _____

  13)   Percent of Class Represented by Amount
        in Row 11................................................. 27.58%(1)(2)

  14)   Type of Reporting Person (See Instructions)...............      CO

CUSIP No. 857875108

   1) Names of Reporting Persons                       Talisman Capital Inc.(3)
      I.R.S. Identification Nos. of Above Persons (entities only)

   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a).......................................................     _____
        (b).......................................................     _____

   3)   SEC Use Only..............................................

   4)   Source of Funds (See Instructions)........................       OO

   5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e).....................................      _____

   6)   Citizenship or Place of Organization......................   Delaware

    Number of
  Shares Bene-     (7)  Sole Voting Power.........................        0
    ficially
    Owned by
 Each Reporting    (8)  Shared Voting Power....................... 1,269,169(1)
     Person
      With
                   (9)  Sole Dispositive Power....................         0

                  (10)  Shared Dispositive Power.................. 1,269,169(1)

  11)   Aggregate Amount Beneficially Owned by Each
        Reporting Person.......................................... 1,269,169(1)

  12)   Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)................      _____

  13)   Percent of Class Represented by Amount
        in Row 11................................................. 27.58%(1)(2)

  14)   Type of Reporting Person (See Instructions)...............         CO

CUSIP No. 857875108

   1)   Names of Reporting Persons.........................  Geoffrey Tirman(4)
        I.R.S. Identification Nos. of Above Persons (entities only)

   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a).......................................................       _____
        (b).......................................................       _____

   3)   SEC Use Only..............................................

   4)   Source of Funds (See Instructions)........................         OO

   5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e).....................................       _____

   6)   Citizenship or Place of Organization - United States

    Number of
  Shares Bene-      (7)  Sole Voting Power........................         0
    ficially
    Owned by
 Each Reporting     (8)  Shared Voting Power...................... 1,269,169(1)
     Person
         With
                    (9)  Sole Dispositive Power...................         0

                    (10)  Shared Dispositive Power................ 1,269,169(1)

   11)  Aggregate Amount Beneficially Owned by Each
        Reporting Person.......................................... 1,269,169(1)

   12)  Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)................      _____

   13)  Percent of Class Represented by Amount
        in Row 11................................................. 27.58%(1)(2)

           14)  Type of Reporting Person (See Instructions).......        IN

(1) Beneficial ownership of 1,269,169 shares of Common Stock (as hereinafter defined) is being reported hereunder in connection with the Notes and Warrants (each as hereinafter defined). The Warrants entitle Talisman (as hereinafter defined) to purchase up to 225,000 shares of Common Stock. The number of shares of Common Stock that may be issued to Talisman upon the exchange of outstanding principal and any accrued interest under the Notes is based, among other things, on the "Exchange Price," as such term is defined in the Notes. The "Exchange Price" is based, among other things, on the market price of the Common Stock during the 22 trading days preceding the date of exchange of the Notes, discounted by 25%. The number of shares of Common Stock issuable upon exchange of the Notes is also subject to a number of anti-dilution adjustments based upon changes in the outstanding number of shares of Common Stock and terms of other securities that may be issued by the Issuer. Therefore, the actual number of shares of Common Stock that may be issued upon the exchange of the Notes is subject to a number of variables that will change based upon the market performance of the Common Stock and actions that may be taken by the Issuer, and the Reporting Person's beneficial ownership of Common Stock will change as a result. The reported amounts of beneficial ownership have been based upon the following assumptions (a) the outstanding principal amount and accrued interest under the Notes is exchanged as of May 31, 2000 and (b) a conversion price of $2.3672 to determine the number of shares of Common Stock issuable upon exchange of outstanding principal amount under the Notes.

     (2) The 1,269,169 shares of Common Stock indicated represent 27.58% of the sum of (a) the outstanding shares of Common Stock of the Issuer as of May 12, 2000, as disclosed by the Issuer in its definitive proxy statement dated May 12, 2000, and (b) the 1,269,169 shares of Common Stock reported hereunder based on the assumption in Note 1 above.

     (3)  Solely in its capacity as the investment manager of Talisman.

     (4)  Solely in his capacity as the sole stockholder of Talisman
Capital Inc.

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Steakhouse Partners, Inc., a Delaware corporation formerly known as Galveston's Steakhouse Corp. (the "Issuer"). The Issuer's principal executive office is located at 10200 Willow Creek Road, San Diego, California 92131.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is being filed by Talisman Capital Opportunity Fund Ltd., a corporation formed under the laws of the British Virgin Islands ("Talisman"); Talisman Capital Inc., a Delaware corporation (the
"Investment Manager"); and Geoffrey Tirman (together with Talisman and the Investment Manager, the "Reporting Persons").

     Talisman's principal business is the investment in the securities of
private and public companies.   The principal business address of Talisman
is 33-35 Reid Street, Jardine House - 4th Floor, Hamilton, Bermuda HM12.

     Alastair Macdonald is a director of Talisman. The present principal occupation or employment of Mr. Macdonald is as a Manager for Triathlon Ltd. The principal business address of Mr. Macdonald and Triathlon Ltd. is 33-35 Reid Street, Jardine House - 4th Floor, Hamilton, Bermuda HM12.

     Dianne Tatem is a director of Talisman. The present principal occupation or employment of Ms. Tatem is as an Administrator for Triathlon Ltd. The principal business address of Ms. Tatem and Triathlon Ltd. is 33-35 Reid Street, Jardine House - 4th Floor, Hamilton, Bermuda HM12.

     The Investment Manager's principal business is the management of the investment and reinvestment of Talisman's assets. Mr. Tirman is the sole stockholder of the Investment Manager, and his principal occupation is as the principal officer of the Investment Manager responsible for such activities. The principal business address of the Investment Manager and Mr. Tirman is 16101 LaGrande Drive, Suite 100, Little Rock, Arkansas 72223.

     (d) None of the persons or entities named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons or entities named in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Geoffrey Tirman is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On September 28, 1998, the Issuer entered into a note purchase agreement with Talisman pursuant to which Talisman purchased the Issuer's 14.375% secured exchangeable note due September 28, 2003 in the principal amount of $650,000 (the "14.375% Note"). On December 21, 1998, the Issuer entered into a note purchase agreement with Talisman pursuant to which Talisman purchased the Issuer's 12.000% secured exchangeable note due September 28, 2003 in the principal amount of $1,350,000 (the "12.000% Note" and, together with the 14.375% Note, the "Notes"). In addition, the Issuer has executed and delivered warrants (the "Warrants") to Talisman, which entitle Talisman, subject to certain limitations, to purchase up to 225,000 shares of Common Stock. The source of the funds used to purchase the Notes and Warrants, including any funds that may be used to exercise the Warrants, were and will be (i) investments by the limited partners of Talisman's shareholders and (ii) proceeds of transactions with respect to prior investments of Talisman.

     ITEM 4. PURPOSE OF TRANSACTION.

      The securities covered by this statement were acquired by the Reporting Persons for investment purposes. The Reporting Persons intend to continue to evaluate the investment in the securities covered by this statement based on the Issuer's financial conditions, results of operations and prospects as well as other then existing or anticipated facts or circumstances, including general economic, market and other financial conditions. Accordingly, the Reporting Persons reserve the right to change their plans and intentions with respect to the investment in the securities covered by this statement at any time, as they deem appropriate. In particular, the Reporting Persons may, at any time and from time to time acquire or dispose of additional securities that may be issued by the Issuer. There can be no assurance that the Reporting Persons will increase or decrease their investment in the Issuer.

     The Reporting Persons reserve the right to exercise any and all of their respective rights as a security holder of the Issuer.

     None of the Reporting Persons has a present plan or proposal that relates to, or would result in, any of the transactions described in subparagraphs (a) through (j) under Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Because the Investment Manager is the sole investment manager with regard to Talisman's assets, the Investment Manager may be deemed to beneficially own the shares of Common Stock beneficially owned by Talisman. Because Geoffrey Tirman is the sole stockholder of the Investment Manager, he may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by the Investment Manager. Geoffrey Tirman and the Investment Manager disclaim beneficial ownership of the Common Stock beneficially owned by Talisman except to the extent of their actual individual pecuniary interest therein.

     The Notes are, subject to certain limitations, exchangeable for shares of Common Stock. The number of shares of Common Stock that may be received by Talisman upon exchange of the Notes is described in footnote number 1 above. The number of shares of Common Stock issuable upon exchange of the Notes is also subject to a number of anti-dilution adjustments based upon changes in the outstanding number of shares of Common Stock and terms of securities that may be issued by the Issuer.

     The Warrants may be exercised to acquire 225,000 shares of Common Stock within 60 days of the reporting date. The number of shares of Common Stock issuable upon exercise of the Warrants is also subject to a number of anti-dilution adjustments based upon changes in the outstanding number of shares of Common Stock and terms of other securities that may be issued by the Issuer.

     Based upon the preceding and information contained in the Issuer's definitive proxy statement dated May 12, 2000 that there were 3,332,022 shares of Common Stock issued and outstanding as of May 12, 2000, on the basis and subject to the assumption set forth in this Schedule 13D each Reporting Person owns or may be deemed to beneficially own 27.58% of the outstanding shares of Common Stock.

     The Investment Manager, as the manager of the assets of Talisman, has the right to direct the vote of and dispose of the Common Stock beneficially owned by Talisman. Geoffrey Tirman, as the sole stockholder of the Investment Manager, has the right to direct the vote of and dispose of the Common Stock deemed beneficially owned by the Investment Manager.

     Except as set forth above, none of the Reporting Persons beneficially owns any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in Items 3 and Item 5 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 9, 2000           TALISMAN CAPITAL OPPORTUNITY FUND LTD.

                              By:  TALISMAN CAPITAL INC.


                              By:  /s/Geoffrey Tirman
                                  ----------------------------------
                                           Geoffrey Tirman
                                        Chief Executive Officer


                              TALISMAN CAPITAL INC.



                              By:  /s/ Geoffrey Tirman
                                  ----------------------------------
                                           Geoffrey Tirman
                                        Chief Executive Officer



                                   /s/ Geoffrey Tirman
                                  ----------------------------------
                                           GEOFFREY TIRMAN